

Mail Stop 4561

September 5, 2006

Susan J. Wolfe, Esquire
Senior Vice President, General Counsel
   and Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134

Re:    Business Objects S.A.
       Form S-3
       Filed August 9, 2006
       File No. 333-136449

Dear Ms. Wolfe:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   We note that you have filed a confidential treatment request, Control No. 17681. Please be advised that we are processing your request and will provide comments on your confidential treatment application under separate cover.

Information Incorporated by Reference, page 52

2.  Please revise to update the documents incorporated by reference.  See Item 12(a)(2) of Form S-3.

Part II

Item 16.  Exhibits, page II-2

Opinion of Sherman & Sterling LLP

3.  We note your counsel's assumption that the Trust is validly existing under the laws of the State of California and has corporate power and authority to conduct its business as described in the Sub-Plan Trust.  Please tell us why this assumption is necessary or appropriate.  In this regard, we note that your registration statement appears to cover the issuance of shares by Business Objects to the Trust and the distribution of shares from the Trust to employees of certain subsidiaries.  You have also named the Trust as a selling shareholder.  In light of the foregoing, tell us why it is necessary to assume the existence and operation of the Trust when Item 601(b)(5) of Regulation S-K requires a legal opinion with respect to the issuance of shares by the company but does not require a similar opinion when selling shareholders choose to dispose of their shares.  In response to this comment, specifically advise as to whether the Trust or the subsidiary employees act as the ultimate selling shareholder.

Item 17.  Undertaking, II-2

4.  Please revise your registration statement to disclose the undertakings required as a result of your reliance on Rule 430B or 430C or otherwise advise.

Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures, page 109

5.  You disclose under "Changes in Internal Control over Financial Reporting" that "[t]here were no significant changes in [y]our internal control over financial reporting during the fourth quarter of 2005."  In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K.  See also Rules 13a-15(d) and 15d-15(d). Please confirm that there were no changes in Business Object's internal control over financial reporting *that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting*. Also, supplementally confirm that all future reports will present disclosure regarding changes in your internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Joseph E. Nida, Esquire
Sheppard Mullin Richter & Hampton LLP
800 Anacapa Street
Santa Barbara, California 93101